DYAX CORP.

300 Technology Square
Cambridge, MA 02139

January 8, 2010

BY EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C.  20549

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Dyax Corp.
Form 10-K for the fiscal year ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed April 15, 2009
File No. 0-24537

Dear Mr. Rosenberg:

On behalf of Dyax Corp., we acknowledge the comments provided to Dyax from the staff of the Securities and Exchange Commission (the “Staff”), in a letter dated December 23, 2009.  Pursuant to discussions with the Staff, we intend to provide our response via EDGAR on or before January 22, 2010.

Please contact me at (617) 250-5733 if you have any questions or require any additional information.

Very truly yours,

/s/ George Migausky

George Migausky
Chief Financial Officer